From the Playbook of Johnny LLC

Financial Statements and Report

August 31, 2025

Table of Contents

TESSERACT ADVISORY GROUP

Independent Accountant's Review Report

To Management of:
From the Playbook of Johnny LLC

We have reviewed the accompanying financial statements of From the Playbook of Johnny LLC (the Company), which comprise the statements of balance sheet as of August 31, 2025, and the related statements of income, shareholders' equity, and cash flows for the period (since inception on February 7, 2025) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of From the Playbook of Johnny LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has yet to receive financing or begin operations and these conditions create substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
September 19, 2025

From the Playbook of Johnny LLC

Balance Sheet (Unaudited)

As of August 31, 2025

Assets		
Current Assets		
Cash and cash equivalents	$	100
Total Current Assets		100
Total Assets		100
Liabilities & Shareholders' Equity		
Liabilities		
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		100
Total Liabilities & Members' Equity	$	100

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

From the Playbook of Johnny LLC

Statement of Income (Unaudited)

For the period (since February 7, 2025 inception) ended August 31, 2025

Operating Expenses		
Salaries and wages	$	-
Total Operating Expenses		-
Net Income (Loss)	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

From the Playbook of Johnny LLC

Statement of Members' Equity (Unaudited)

For the period (since February 7, 2025 inception) ended August 31, 2025

		Total Members' Equity
Balance at February 7, 2025		-
Net income		-
Capital contributions	$	100
Balance at August 31, 2025	$	100

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

From the Playbook of Johnny LLC

Statement of Cash Flows (Unaudited)

For the period (since February 7, 2025 inception) ended August 31, 2025

Cash Flows		
Net income (loss)		-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	$	-
Accounts receivable		-
Net Cash Provided by (Used in) Operating Activities		-
Purchase of property, plant, and equipment		-
Net Cash Provided by (Used in) Investing Activities		-
Cash Flows from Financing Activities		
Capital contributions from owner		100
Net Cash Provided by (Used in) Financing Activities		100
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		100
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, Cash Equivalents, and Restricted Cash at End of Period		100

Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	$	100

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

From the Playbook of Johnny LLC (the Company) is in the business of financing, producing, and promoting a full length motion picture. The company will soon begin fundraising with a goal of raising a minimum $1.2 M. After a successful fundraise, the hiring of key personnel for the development and production of the film will commence.

The Company was formed in the State of Texas on February 7, 2025.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from incorporation on February 7, 2025 through August 31, 2025.

The Company's fiscal year shall end on the last day of December.

c. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active;

or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities requiring fair value measurements.

d. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying consolidated financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Members' Equity

The Company has one sole Member who has made an initial $100 contribution. No Member shall be entitled to interest on their initial contribution. Any Member may assign in whole or in part its membership interest only with the prior written consent of all Members.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through September 19, 2025 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.